SECUR MMISSION

02004933

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48866

RECD S.E.C.
MAR 1 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DEERE PARK EQUITIES, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 LAKE COOK ROAD, SUITE 150
(No. and Street)

DEERFIELD	IL	60015
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS A. GERRARD (847)444-3007
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MILLER, COOPER & CO., LTD.
(Name — *if individual, state last, first, middle name*)

650 DUNDEE ROAD, SUITE 250	NORTHBROOK	IL	60062
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DOUGLAS A. GERRARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DEERE PARK EQUITIES, LLC, as of DECEMBER 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

Member-Manager
Title

[signature]
Notary Public

OFFICIAL SEAL
YVETTE S RUBIN
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 11/12/05

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

MILLER
COOPER
&Co., Ltd

ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Deere Park Equities, LLC

We have audited the accompanying statement of financial condition of Deere Park Equities, LLC, as of December 31, 2001, and the related statements of income, members' capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Deere Park Equities, LLC, as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 13 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MILLER, COOPER & CO., LTD.

Miller, Cooper & Co., Ltd
Certified Public Accountants

Northbrook, Illinois
January 25, 2002

650 DUNDEE ROAD, SUITE 250
NORTHBROOK, IL 60062-2759
PHONE 847/205-5000 FAX 847/205-1400
e-mail mccltd@millercooper.com

FINANCIAL STATEMENTS

Deere Park Equities, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash and cash equivalents	$	2,086,495
Due from related party		5,551,204
Due from member		216,481
Due from clearing organizations		17,480,776
Securities owned, at market value		8,991,577
Property and equipment, net of accumulated depreciation of $92,658		59,607
Other assets		25,000
Total assets	$	34,411,140

LIABILITIES AND MEMBERS' CAPITAL

Securities sold, but not yet purchased, at market value	$	22,661,981
Accounts payable and accrued expenses		6,679
Total liabilities		22,668,660
Members' capital		11,742,480
	$	34,411,140

The accompanying notes are an integral part of this statement.

Deere Park Equities, LLC
STATEMENT OF INCOME
Year ended December 31, 2001

Revenues and income		
Commissions and consulting fees	$	228,814
Net investment income		1,934,439
		2,163,253
Expenses		
Professional and consulting fees		66,239
Other operating expenses		112,077
Salaries		361,897
		540,213
NET INCOME	$	1,623,040

The accompanying notes are an integral part of this statement.

Deere Park Equities, LLC
STATEMENT OF MEMBERS' CAPITAL
Year ended December 31, 2001

Members' capital, beginning of year	$ 10,846,898
Members' capital contributions	6,689,408
Members' distributions	(7,416,866)
Net income	1,623,040
Members' capital, end of year	$ 11,742,480

The accompanying notes are an integral part of this statement.

Deere Park Equities, LLC
STATEMENT OF CASH FLOWS
Year ended December 31, 2001

Cash flows from operating activities	
Net income	$ 1,623,040
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	15,032
(Increase) decrease in	
Due from clearing organizations	(17,480,776)
Securities owned	10,543,936
Other assets	1,856
Increase (decrease) in	
Payable to clearing organizations	(7,207,654)
Securities sold, but not yet purchased	17,012,873
Accounts payable and accrued expenses	(101,277)
Net cash provided by operating activities	4,407,030
Cash flows from investing activities	
Net advances to related party	(2,912,362)
Net advances to member	(53,785)
Net cash used in investing activities	(2,966,147)
Cash flows from financing activities	
Members' capital contributions received	6,689,408
Members' distributions	(7,416,866)
Net cash used in financing activities	(727,458)
NET INCREASE IN CASH AND CASH EQUIVALENTS	713,425
Cash and cash equivalents, beginning of year	1,373,070
Cash and cash equivalents, end of year	$ 2,086,495

The accompanying notes are an integral part of this statement.

Deere Park Equities, LLC
NOTES TO FINANCIAL STATEMENTS
Year ended December 31, 2001

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Operations

Deere Park Equities, LLC (the Company) is a proprietary trading firm whereby members speculate in security values and the respective profits and losses are directly allocated to specific members.

2. Revenue Recognition

The Company recognizes commission revenue at the settlement date. The Company also earns certain consulting fees and records them as they are earned. Trading gains and losses are specifically allocated to individual members' capital accounts and are included in the statement of income (net investment income) in these financial statements.

3. Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

4. Securities Transactions

Securities owned and securities sold, but not yet purchased are carried at market value based on quoted prices at the date of the financial statements. Unrealized gains or losses are recognized in income currently (net investment income).

5. Property and Equipment

Property and equipment consisting mainly of office equipment is recorded at cost and is depreciated over a period of 5 to 7 years.

6. Income Taxes

The Company, with the consent of its members, has elected to be a Limited Liability Company. Accordingly, trading gains and operating net income are specifically allocated and taxed to individual members.

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

7. Use of Estimates

In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - DUE FROM CLEARING ORGANIZATIONS

The amount due from the clearing organizations is a result of both deposits made to the organizations by the Company, and proceeds from closed investment transactions. Related interest is at a variable rate (3% at December 31, 2001).

NOTE C - MINIMUM CAPITAL REQUIREMENTS

As a broker-dealer in securities, the Company is subject to minimum capital requirements adopted by the Pacific Stock Exchange, of which the Company is a member. As of December 31, 2001, adjusted net capital, as defined, amounted to $3,609,919. This amount exceeded the minimum required under the regulations of the Exchange by $3,509,919

NOTE D - RELATED PARTY TRANSACTIONS

The amount due from related party consists of uncollateralized advances, bearing interest at 6%, to a related corporation through common ownership (Deere Park Capital Management, Inc.). The balance is due on demand. Related interest income approximated $160,000 for the year and is included in net investment income on the statement of income.

The amount due from member consists of a non-interest bearing, uncollateralized advance to a member of the Company. The balance is due on demand

NOTE E - SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

Marketable securities owned and securities sold, but not yet purchased consisted of trading and investment securities at market value, as follows:

	Owned	Sold, But Not Yet Purchased
Corporate bonds, debentures and notes	$ 3,609,955	$ -
Corporate stock	5,303,867	22,485,667
Options and warrants	77,755	121,840
Futures contracts	-	54,474
	$ 8,991,577	$ 22,661,981

NOTE F - OPERATING LEASE AGREEMENTS

The Company has a month-to-month operating lease agreement for its office space. Total rent expense approximated $34,000 in 2001.

NOTE G - OFF BALANCE SHEET RISKS AND UNCERTAINTIES

1. Financial Instruments with Off-Balance Sheet Risk

Securities owned and securities sold, but not yet purchased are subject to market risks, which are substantially dependent upon the value of the underlying financial instruments and are affected by market forces such as volatility.

In addition, the market values of derivative financial instruments held on December 31, 2001 are as follows:

	Assets	Liabilities
Options and futures contracts	$ 77,755	$ 176,314

The Company also has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2001, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2001.

NOTE G - OFF BALANCE SHEET RISKS AND UNCERTAINTIES (Continued)

2. Concentrations of Risk

The Company maintains cash balances in two institutions located in Illinois. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution. Uninsured cash balances approximated $1,996,000 at December 31, 2001. Deposits with clearing organizations and all securities are uninsured.

3. Contingency

The Company and its Member-Manager are defendants in a lawsuit whereby a non-related third party (the plaintiff) alleges that certain profits earned by Deere Park Equities, LLC on equity trading transactions made in 1999 should be remitted to the plaintiff. The plaintiff is seeking $1,162,000.

The Company and its Member-Manager plan to vigorously defend this lawsuit and are filing a counterclaim. Since the outcome of this case is very much in question, no adjustment has been made to these financial statements.

SUPPLEMENTAL INFORMATION

Deere Park Equities, LLC
COMPUTATION OF NET CAPITAL
December 31, 2001

Total assets	$ 34,411,140
Less non-allowable assets	(5,852,292)
Adjusted current assets	28,558,848
Total liabilities	22,668,660
Net capital	5,890,188
Less haircuts on securities, including undue concentration	2,280,269
Adjusted net capital	3,609,919
Minimum adjusted net capital (greater of 6 2/3 % of $6,679 or $100,000)	100,000
Net surplus	$ 3,509,919
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 6,679
Ratio:	
Aggregate indebtedness to adjusted net capital	0.002

MILLER
COOPER
& Co., Ltd

ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

The Board of Directors
Deere Park Equities, LLC

In planning and performing our audit of the financial statements of Deere Park Equities, LLC for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Deere Park Equities, LLC that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(Continued)

650 DUNDEE ROAD, SUITE 250
NORTHBROOK, IL 60062-2759
PHONE 847/205-5000 FAX 847/205-1400
e-mail mccltd@millercooper.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Pacific Stock Exchange, the Chicago Board Options Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

MILLER, COOPER & CO., LTD.

Miller, Cooper & Co., Ltd.
Certified Public Accountants

Northbrook, Illinois
January 25, 2002